UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                              Cyclo3pss Corporation
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   232 537 209
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                                 (CUSIP Number)

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                                February 4, 2000
             (Date of Event Which Requires Filing of this Statement)


                Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           |_|      Rule 13d-1(b)
                           |X|      Rule 13d-1(c)
                           |_|      Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 232 537 209                   13G

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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           The Proctor & Gamble Company
           Identification Number 31-0411980

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a) |_|
           (b) |_|

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    3      SEC USE ONLY


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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio
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                                 5    SOLE VOTING POWER
     NUMBER OF
       SHARES                         3,225,806  (as of February  4, 2000) or
                                      4,165,206  (as of February  28, 2001)
                                      ------------------------------------------
     BENEFICIALLY                6    SHARED VOTING POWER
      OWNED BY
        EACH
                                      ------------------------------------------
      REPORTING                  7    SOLE DISPOSITIVE POWER
       PERSON
        WITH                          3,225,806 (as of February  4, 2000) or
                                      4,165,206  (as of February  28, 2001)
                                      ------------------------------------------
                                 8    SHARED DISPOSITIVE POWER


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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,225,806 Shares as of February 4, 2000 (due to ownership of a promissory note from the Issuer convertible in to 3,225,806 shares of Common Stock); or 4,165,206 Shares as of February 28, 2001 (consisting of (i) a promissory note from the Issuer convertible in to 1,785,714 shares of Common Stock (ii) 500,000 shares of Series E Preferred Convertible Stock convertible in to 1,785,715 shares of Common Stock), and (iii) 593,777 shares of Common Stock.

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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (See Instructions) |_|


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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           Approximately 12.7% as of February 4, 2000, or approximately 12.3% as of February 28, 2001.
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   12      TYPE OF REPORTING PERSON (See Instructions)

           CO
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
                                  SCHEDULE 13G

         This Statement on Schedule 13G, relating to the common stock, par value $0.001 per share (the "Common Stock"), issued by Cyclo3pss Corporation, a Delaware corporation (the "Issuer"), is being filed by The Procter & Gamble Company (the "Reporting Person"). This Schedule discloses information as of February 4, 2000, and February 28, 2001.

ITEM 1(A).   NAME OF ISSUER:
             Cyclo3pss Corporation (the "Issuer")

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             7105 South Highland Dr. #102
             Salt Lake City, Utah 84121

ITEM 2(A).   NAME OF PERSON FILING:

             This Schedule 13G is filed by the Reporting Person.

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             The business address of the Reporting Person is One Procter & Gamble Plaza, Cincinnati, Ohio 45202

ITEM 2(C).   CITIZENSHIP:
             The Reporting Person is an Ohio Corporation.

ITEM 2(D).   TITLE OF CLASS OF SECURITIES:
             Common Stock, par value $0.001 per share.

ITEM 2(E).   CUSIP NUMBER:
             232 537 209

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             (a) [ ] Broker or dealer registered under section 15 of the
                     Act (15 U.S.C. 78o).
             (b) [ ] Bank as defined in section 3(a)(6) of the Act
                     (15 U.S.C. 78c).
             (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
             (d) [ ] Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).
             (e) [ ] An investment adviser in accordance with
                     Sec.240.13d-1(b)(1)(ii)(E).
             (f) [ ] An employee benefit plan or endowment fund in
                     accordance with Sec.240.13d-1(b)(1)(ii)(F).
             (g) [ ] A parent holding company or control person in
                     accordance with Sec.240.13d-1(b)(1)(ii)(G).
             (h) [ ] A savings associations as defined in Section 3(b)
                     of the Federal Deposit Insurance Act (12 U.S.C. 1813).
             (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
             (j) [ ] Group, in accordance with Sec.240.13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to Sec.240.13d-1(c), check this box [X].

ITEM 4.      OWNERSHIP

             The percentages reported herein are based on there having been (i) 22,119,617 shares of Common Stock outstanding as reported in the Form 10-QSB of the Issuer filed on January 19, 2000, and (ii) 30,082,982 shares of Common Stock outstanding as reported in the Form 10-QSB of the Issuer filed on January 16, 2001.

             (a) Amount beneficially owned: 3,225,806 Shares as of February 4,
                 2000 (due to ownership of a promissory note from the Issuer convertible in to 3,225,806 shares of Common Stock); or 4,165,206 Shares as of February 28, 2001 (consisting of
                 (i) a promissory note from the Issuer convertible in to 1,785,714 shares of Common Stock (ii) 500,000 shares of Series E Preferred Convertible Stock convertible in to 1,785,715 shares of Common Stock), and (iii) 593,777 shares of Common Stock.

             (b) Percent of class: Approximately 12.7% of the outstanding Common
                 Stock as of February 4, 2000, or approximately 12.3% of the outstanding Common Stock as of February 28, 2001 (such percentages computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934).

             (c) Number of shares as to which the person has:

                 (i) Sole power to vote or to direct the vote: 3,225,806 (as of February 4, 2000) or 4,165,206 (as of February 28 2001)

                 (ii)  Shared power to vote or to direct the vote:

                 (iii) Sole power to dispose or to direct the disposition of:
                       3,225,806 (as of February 4, 2000) or 4,165,206 (as of
                       February 28, 2001)

                 (iv)  Shared power to dispose or to direct the disposition of:


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not Applicable.


ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable.


ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not Applicable.


ITEM 10.     CERTIFICATIONS.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2002
                                         THE PROCTER & GAMBLE COMPANY

                                         By: /s/TERRY L. OVERBEY
                                            -------------------------
                                         Name:  TERRY L. OVERBEY
                                         Title: SECRETARY